December 17, 2004



Via U.S. Mail and Facsimile
Michael Francis
Senior Corporate Counsel
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

Re:	Lennar Corporation
		Forms S-4 filed December 10, 2004
		File Nos.  333-121132 and 333-121130

Dear Mr. Francis:

	This is to advise that we have reviewed only those portions of the above registration statements that relate to the legal opinion and cover page disclosure of the guarantees. We have the following comments, which apply to both registration statements.

Prospectus Cover Page

1. Please include disclosure on the cover page of each registration statement to reflect that the guarantees are also being registered and that payments on the notes will be unconditionally guaranteed on a joint and several basis by your existing and future domestic subsidiaries.

Exhibit 5.1 - Legal Opinion

2. Please revise each legal opinion to include the guarantees.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      If you have any questions, please call Lesli Sheppard at
(202)
942-1887.  You may also contact me at (202) 942-1950.

Sincerely,



    Pamela A. Long 				Assistant Director



cc:	David W. Bernstein, Esq.
	Clifford Chance US LLP
	31 West 52nd Street
	New York, NY 10019-6131

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Michael Francis
Lennar Corporation
December 17, 2004
Page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE